EVERGREEN ADVISORS CAPITAL, LLC

Statement of Financial Condition

Year Ended December 31, 2024

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934

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SEC FILE NUMBER
8-69143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Evergreen Advisors Captital,LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10440 Little Patuxent Parkway, 12th floor
(No. and Street)

Columbia	Maryland	21044
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander Baltovski	646-957-2715	abaltovski@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert, LLP
(Name – if individual, state last, first, and middle name)

200 South Street	Richmond	Virginia	27608
(Address)	(City)	(State)	(Zip Code)

10/20/2003	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Kohr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Evergreen Advisors Capital,LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARSHA KAY GREENWAY NOTARY PUBLIC ANNE ARUNDEL COUNTY, MD

Signature: ______________________

Title: Chief Executive Officer

____
Notary Public
Comm Exp. 2/24/2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EVERGREEN ADVISORS CAPITAL, LLC

DECEMBER 31, 2024

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member
Evergreen Advisors Capital, LLC
Columbia, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition (the "financial statements") of Evergreen Advisors Capital, LLC (the "Company") as of December 31, 2024, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

We have served as Company's auditor since 2016.

Cherry Bekaert LLP

Rockville, Maryland
February 25, 2025

EVERGREEN ADVISORS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	189,926
Accounts receivable (net of allowance)		80,500
Other assets		12,323
Office equipment-net of accumulated depreciation		11,687
TOTAL ASSETS	$	294,436

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable	$	7,674
Accrued liabilities		34,072
TOTAL LIABILITIES		41,746

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY

Member's capital		
Accumulated deficit		252,690
TOTAL MEMBER'S EQUITY		252,690
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	294,436

The accompanying notes to the financial statements are an integral part of this statement.

1. ORGANIZATION

Evergreen Advisors Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Evergreen Advisors (The "Parent"). The Company was formed on June 18, 2012, as a limited liability company in accordance with the laws of the state of Maryland. The Company provides investment banking for middle-market companies that include buy and sell side mergers, acquisitions, and capital raises.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America. ("U.S. GAAP").

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1), which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with Footnote 74 to SEC Release 34-70073.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Accounts Receivable
Accounts receivable are stated as net of allowances for credit losses. The allowance is estimated from historical performance and projection of trends. After evaluating the collectability of receivables, the Company deemed that there was no allowance for credit losses as of December 31,2024. No interest is charged on past due balances and balances greater than 90 days past due are reviewed by management. Receivables are written off when management determines they are uncollectible. Accounts receivables consist of non-refundable advisory fees charged to customers for services rendered.

The Company has evaluated the impact of Accounting Standards Codification ("ASC") 326-20, specifically as it relates to receivables from its customers. The Company's receivables include amounts owed for investment banking services. The Company continually reviews the credit quality of its customers.

Based on this credit loss standard, the Company has not recorded any material credit losses in its financial statements and does not expect the standard to have a material impact on the Company's operations in the future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2024. The actual outcome of the estimates could differ from the estimates made in the preparation of the statements.

Fair value of Investments
Investments are stated at fair value in accordance with U.S. GAAP, Fair Value Measurement. Financial Accounting Standards Board("FASB") Accounting Standards Codification 820 ("ASC") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Income Taxes
No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and the state of Maryland are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since its inception.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as short-term, highly liquid money-market mutual funds with original maturities of less than 90 days. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

At December 31, 2024, cash of $184,203 was held in interest-bearing accounts at M&T Bank and $5,723 at Morgan Stanley. The Securities Investor Protection Corporation ("SIPC") insures the brokerage accounts with Morgan Stanley to the extent of $500,000 (including up to $250,000 for cash). The Company's cash account at times exceeds amounts covered by insurance provided by the FDIC and SIPC.

4. RELATED PARTIES

The Company and Evergreen Advisors, LLC ("Parent") have entered into an agreement whereby they share office space, office services, and administrative services. The cost of such space and services are allocated between the entities. Any amounts owed are due on demand and bear no interest. At December 31, 2024, $3,920 was owed to the "Parent" for allocated services. Such an amount is included in accrued liabilities on the Statement of Financial Condition.

5. OFFICE EQUIPMENT

At December 31, 2024, office equipment was summarized as follows:

Office furniture fixtures and equipment	$	41,759
Less, accumulated depreciation and amortization		(30,072)
Furniture, equipment and leasehold improvements, net	$	11,687

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 6-2/3% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2024, the Company's net capital requirement was $5,000. The Company's Net Capital was $148,180, which was above the required Net Capital by $143,180. At December 31, 2024, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.2817 to 1.

7. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2024, and through the date of this report there were no such claims.

8. SEGMENT REPORTING

As of January 1, 2024, the Company adopted Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure,* issued by FASB. The guidance primarily requires all public entities, including those with a single reportable segment to disclose additional information about a reportable segment's expenses and enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted, and are to be applied on a retrospective basis.

8. SEGMENT REPORTING,CONTINUED

The Company operates in a single line of business as a securities broker-dealer, which is comprised of underwriting and financial advisory services. Refer to primary financial statements for further information as the single operating segment is the entire entity of the Company. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from external customers in 2024.

9. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through the issuance date of the financial statements and has determined that there were no subsequent events requiring adjustment to or disclosure in these financial statements.